FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Contact:

Danny Yelin	Carmen Deville
Chief Financial Officer	Investor Relations
Arel Communications and Software Ltd.	Tel US: 770-396-8105 x 300
dyelin@arelcom.com	Tel Israel: +972-52-781748
investor@arelcom.com

Arel Reports Net Profit for Second Quarter of 2003

Represents first quarterly profit since Q2 of 2000
Revenues increased 10% sequentially and 115% year over year to $2.3M
Operating profit of approximately $272K
Net profit of $71,000, or $0.01 per share

YAVNE, Israel – August 14, 2003 – Arel Communications and Software Limited (NASDAQ: ARLC) (Arel), the world’s leading provider of Integrated Video, Voice and Data conferencing and distance training solutions, announced today the results for the second quarter of 2003.

Second quarter revenues reached $2,311,000, an increase of 10%, compared to $2,106,000 of revenues in the first quarter of 2003, representing the third consecutive quarterly growth in revenues. Revenues for the second quarter of 2003 represent an increase of 116% compared to revenues of $1,071,000 for the second quarter of 2002.

Second quarter 2003 net profit was $71,000, or $0.01 basic and diluted per share, compared to a net loss of $262,000, or $0.02 basic and diluted per share for the first quarter of 2003. The Company reported a net loss of $2,465,000 (including amortization of goodwill of $142,000) or $0.19 basic and diluted per share, for the second quarter of 2002.

Commenting on Arel’s results, Mr. Philippe Szwarc, Chief Executive Officer, said, “We are proud to report our first quarterly profit since June 2000. We have created a lean operating structure and have laid the foundation for continued revenue growth. Our progress is evidenced by new customers such as the Texas Department of Health. Visibility has improved, and we remain confident in our ability to continue to improve our financial performance.”

Gross margins in the second quarter of 2003 improved to 62%, compared with 55% in the first quarter of 2003 and 44% in the year earlier period, due to a particularly favorable product mix.

Operating expenses (including the positive impact of the Chief Scientist participation of $261,000 pertaining to the first six months of 2003) declined 15% sequentially and 61% from the same period a year ago, resulting in operating profit of $272,000 in the second quarter of 2003. The Company has been notified by the Chief Scientist that it has been approved for participation of approximately $520,000 for the entire calendar year of 2003. The relatively large discrepancy between operating profit and net profit is due to a financial loss of $201,000, mainly resulting from a sharp revaluation of the New Israeli Shekel against the U.S. Dollar during the second quarter.

Cash and cash equivalents at June 30, 2003 totaled $9,245,000 (including short-term investments of $239,000) compared with $10,260,000 (including short-term investments of $129,000) at the end of the first quarter. The change in the cash position versus the previous quarter relates primarily to working capital requirements to support growing revenues.

About Arel Communications and Software

Arel Communications and Software Ltd (www.arelcom.com) offers effective fully integrated video, voice and data interactive conferencing solutions by optimizing the use of existing network resources available to distributed enterprises. Our integrated networking and software platform is winning us loyalty from major Fortune 500 customers, using our system for various needs such as video conferencing, collaboration, e-learning, and distance learning applications.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

Arel Communications and Software Ltd. (an Israeli Corporation)
Condensed Consolidated Balance Sheet at June 30, 2003 (Unaudited)

	June 30,
	2003	2002	December 31, 2002
	(Unaudited)		(Audited)
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	9,006	3,109	10,354
Short-term investments	239	7,772	129
Accounts receivable:
Trade	2,840	3,429	2,455
Other	710	841	488
Inventories	1,118	1,271	1,168

Total current assets	13,913	16,422	14,594

INVESTMENTS AND LONG-TERM RECEIVABLE:
Investment in Arelnet Ltd.	125	404	125
Loans to employees, net of current maturity	31	37	31

	156	441	156

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,166	3,761	2,183
Less - accumulated depreciation	1,625	2,089	1,493

	541	1,672	690

GOODWILL, net of accumulated amortization		4,575

	14,610	23,110	15,440

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	52	38	27
Accounts payable:
Trade	770	650	801
Accrued restructuring costs	305		852
Deferred revenues	1,597	774	2,165
Other	3,650	3,242	3,157

Total current liabilities	6,374	4,704	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of
amount funded	362	304	371
Other	40	29	48

Total long-term liabilities	402	333	419

Total liabilities	6,776	5,037	7,421

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,746	52,740	52,740
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(46,311)	(36,066)	(46,120)

Total shareholders' equity	7,834	18,073	8,019

Total liabilities and shareholders' equity	14,610	23,110	15,440

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands, except loss per share
REVENUES FROM SALES AND SERVICES	4,417	3,817	2,311	1,071	5,941
COST OF SALES AND SERVICES	1,817	2,241	868	595	3,604

GROSS PROFIT	2,600	1,576	1,443	476	2,337
RESEARCH AND DEVELOPMENT EXPENSES - net	709	1,199	236	869	2,218
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,842	3,908	935	1,972	6,439
AMORTIZATION OF GOODWILL		283		142	283
IMPAIRMENT OF GOODWILL					4,575
RESTRUCTURING EXPENSES and IMPAIRMENT OF PROPERTY AND EQUIPMENT					2,301

OPERATING INCOME (LOSS)	49	(3,814)	272	(2,507)	(13,479)
FINANCIAL INCOME, (LOSS) - net	(240)	212	(201)	42	102
IMPAIRMENT OF INVESTMENT IN ARELNET LTD.					(279)

INCOME (LOSS) FOR THE PERIOD	(191)	(3,602)	71	(2,465)	(13,656)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	(0.01)	(0. 28)	0.01	(0. 19)	(1.06)

Income (loss) for the period as reported	(191)	(3,602)	71	(2,465)	(13,656)
Adjustments to reconcile income (loss) for the period to income (loss) excluding unusual items:
Amortization of goodwill		283		142	283
Impairment of goodwill					4,575
Restructuring expenses					2,301
Impairment of investment in Arelnet Ltd.					279

Income (loss) excluding unusual items:	(191)	(3,319)	71	(2,323)	(6,218)

Basic and diluted income (loss) per share excluding unusual items:	(0.01)	(0.26)	0.01	(0.18)	(0.48)

Weighted average number of ordinary shares used in computing loss per share	12,856	12,856	12,856	12,856	12,856
amounts (in thousands):

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	(191)	(3,602)	71	(2,465)	(13,656)
Adjustments required to reconcile net income (loss)
to net cash used in operating activities:
Depreciation and amortization of property and
Equipment	181	389	85	210	588
Impairment of property and equipment					785
Amortization of goodwill		283		142	283
Impairment of goodwill					4,575
Decline in value of investment in Arelnet Ltd.					279
Employee stock-based compensation	6		6
Allowance for doubtful accounts	(19)	40	(31)	40	170
Accrued employee rights upon retirement - net	(9)	(7)	(11)	(6)	60
Exchange differences on long-term loan	6		5		(2)
Capital loss on disposal of property and equipment		57		20	36
Loss (gain) on realization and decrease in value of
Marketable securities - net	(14)	8	(11)	2	10
Discount on (increase in value of) long-term loan
to an employee before allowance for doubtful accounts	(4)	2	(3)	1	3
Changes in operating asset and liability items:
Decrease (increase) in trade receivable before
Allowance for doubtful accounts	(366)	(90)	(312)	(183)	880
Decrease (increase) in other accounts receivable	(222)		(361)		210
Increase (decrease) in accounts payable and
accruals (includung long-term)	(653)	(858)	(728)	(151)	1,422
Decrease in inventories	50	994	270	73	1,097

Net cash used in operating activities	(1,235)	(2,784)	(1,020)	(2,317)	(3,260)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(32)	(129)	(25)	(16)	(174)
Proceeds from disposal of property and equipment		55		8	186
Collection of long-term loan to an employee	4	3	2	1	25
Short-term bank deposits - net	(100)	535	(100)	(46)	8,172
Acquisition of marketable securities	(2)				(4)
Proceeds from sale of marketable securities	6	25	1		33

Net cash provided by (used in) investing activities	(124)	489	(122)	(53)	8,238

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit - net	20	22	23	18	(5)
Repayment of long-term loan	(9)		(5)		(1)

Net cash provided by (used in) financing activities	11	22	18	18	(6)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(1,348)	(2,273)	(1,124)	(2,352)	4,972

BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	10,354	5,382	10,130	5,461	5,382

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	9,006	3,109	9,006	3,109	10,354

Contact:

Danny Yelin	Carmen Deville
Chief Financial Officer	Investor Relations
Arel Communications and Software Ltd.	Tel US: 770-396-8105 x 300
dyelin@arelcom.com	Tel Israel: +972-52-781748
investor@arelcom.com

AREL ANNOUNCES SETTLEMENT AGREEMENT WITH W2COM

YAVNE, Israel – August 14, 2003 – Arel Communications and Software Limited (NASDAQ: ARLC) (Arel), the world’s leading provider of Integrated Video, Voice and Data conferencing and distance training solutions, announced today that its board of directors has approved a settlement agreement ending the litigation between Arel and the shareholders of W2Com. In 2000, Arel had purchased substantially all the assets and assumed certain liabilities of W2Com. The settlement agreement which was finalized between the parties is subject to the approval of Arel shareholders.

As part of the settlement agreement which provides for mutual waivers of all claims, Arel will receive $500,000 plus 200,000 shares of Arel common stock, which had been placed in escrow at the time of the asset purchase to secure post closing obligations.

“We are pleased that we have reached this settlement agreement,” said Izhak Gross, Chairman of Arel. “Removing this distraction will free management to concentrate on achieving our business performance goals.”

About Arel Communications and Software
Arel Communications and Software Ltd (www.arelcom.com) offers effective fully integrated video, voice and data interactive conferencing solutions by optimizing the use of existing network resources available to distributed enterprises. Our integrated networking and software platform is winning us loyalty from major Fortune 500 customers, using our system for various needs such as video conferencing, collaboration, e-learning, and distance learning applications.

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Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

2